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                       April 3, 2024

       Christina Van Tassell
       Chief Financial Officer
       John Wiley & Sons, Inc.
       111 River Street
       Hoboken New Jersey 07030

                                                        Re: John Wiley & Sons,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2023
                                                            File No. 001-11507

       Dear Christina Van Tassell:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing